

Mail Stop 4631

February 6, 2017

Via E-mail
Mr. Ilia Tomski, President
Asteriko Corp.
616 Corporate Way, Suite 2-6834
Valley Cottage, NY 10989

    Re: **Asteriko Corp.**
                Form 10-K for the year ended June 30, 2016
                Filed September 8, 2016
                File No. 333-197692

Dear Mr. Tomski:

We have reviewed your January 30, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2017 letter.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 9A Controls & Procedures, page 11

1.   We have read your response to prior comment two of our letter dated January 4, 2017. Please file an amended Form 10-K for the year ended June 30, 2016 that includes a statement of the results of management´s assessment of internal controls over financial reporting, similar to what you provided in your response. Please ensure that you include a statement identifying the version of framework used to evaluate the effectiveness of internal control over financial reporting, i.e., whether your management used the 1992 Framework or the updated Framework issued in 2013.

You may contact Mindy Hooker at (202) 551-3732, SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction